Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Connected Transaction

Assets Transfer

The Board is pleased to announce that our Xinjiang Oil Field Company, Southwest Oil & Gas Field Company, Huabei Oilfield Company, Dagang Oil Field Company, Liaohe Oil Field Company and Changqing Oil Field Company (Transferors) and Xinjiang Uygur Autonomous Region Petroleum Administration, Sichuan Petroleum Administration, Huabei Petroleum Administration, Dagang Oil Field (Group) Co., Ltd., Liaohe Petroleum Exploration Bureau and Changqing Petroleum Exploration Bureau (Transferees) entered into the Assets Transfer Agreements on November 25, 2015 in respect of the transfer of the Target Assets. The Transferors will transfer the Target Assets to the Transferees in accordance with such Assets Transfer Agreements. The Transferees shall pay a total consideration of RMB3,509,311,900 to the Transferors based on the valuation of Assets Transfer. Such consideration was determined with reference to the value of the remaining reserves of natural gas as confirmed in the valuation conducted by the Independent Valuer in respect of the Target Assets at the Valuation Reference Date and will be adjusted by reference to changes of gain or loss of the Target Assets occurring from the Valuation Reference Date to the Closing Date.

The transfer by the Company of such remaining reserves of natural gas to the gas storages once will help clarify the assets relationship between the Company and CNPC, sort out the settlement relationship, recover cash flow early.

CNPC is the controlling shareholder of the Company and all the Transferees are state-owned enterprises (except for Dagang Oil Field Group Co., Ltd., which is a state-owned company) wholly owned by CNPC. Pursuant to the Listing Rules, all the Transferees are connected persons of the Company and the Assets Transfer constitutes a connected transaction of the Company.

Since the applicable percentage ratios for the Assets Transfer are more than 0.1% but less than 5%, the Assets Transfer is only subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirement under the Listing Rules.

ASSETS TRANSFER AGREEMENTS

Overview

The execution date of the Assets Transfer Agreements below is November 25, 2015.

The Assets Transfer was negotiated and entered into on an arm’s length basis and on normal commercial terms. The consideration for the Assets Transfer was determined with reference to the valuation reports prepared by the Independent Valuer and adjusted in accordance with the Notice of the National Development and Reform Commission on Reducing the Price of Natural Gas for Non-resident Use and Further Promoting the Marketization Reform of Prices.

Assets Transfer Agreement I

Parties

Seller : Xinjiang Oil Field Company

Purchaser : Xinjiang Uygur Autonomous Region Petroleum Administration

Assets Transfer

Subject to satisfaction of the conditions precedent under Assets Transfer Agreement I, Xinjiang Oil Field Company will transfer and Xinjiang Uygur Autonomous Region Petroleum Administration will acquire the remaining reserves of natural gas of Xinjiang Jungar Basin Hutubi Gas Field Hu 2 Well Block.

Consideration

As at the Valuation Reference Date, the value of the remaining reserves of natural gas of Xinjiang Jungar Basin Hutubi Gas Field Hu 2 Well Block is RMB2,093,731,800. Pursuant to Assets Transfer Agreement I, Xinjiang Uygur Autonomous Region Petroleum Administration will pay consideration in cash in the sum of RMB2,093,731,800, to be adjusted by reference to changes of gain or loss occurring from the Valuation Reference Date to the Closing Date to Xinjiang Oil Field Company.

Assets Transfer Agreement II

Parties

Seller : Southwest Oil & Gas Field Company

Purchaser: Sichuan Petroleum Administration

Assets Transfer

Subject to satisfaction of the conditions precedent under Assets Transfer Agreement II, Southwest Oil & Gas Field Company will transfer and Sichuan Petroleum Administration will acquire the remaining reserves of natural gas of Sichuan Basin Xiangguosi Gas Field Xiang 10/18 Well Block, Xiang 1/5 Well Block and Xiang 6 Well Block.

Consideration

As at the Valuation Reference Date, the value of the remaining reserves of natural gas of Sichuan Basin Xiangguosi Gas Field Xiang 10/18 Well Block, Xiang 1/5 Well Block and Xiang 6 Well Block is RMB178,750,200. Pursuant to Assets Transfer Agreement II, Sichuan Petroleum Administration will pay consideration in cash in the sum of RMB178,750,200, to be adjusted by reference to changes of gain or loss occurring from the Valuation Reference Date to the Closing Date to Southwest Oil & Gas Field Company.

Assets Transfer Agreement III

Parties

Seller : Huabei Oilfield Company

Purchaser : Huabei Petroleum Administration

Assets Transfer

Subject to satisfaction of the conditions precedent under Assets Transfer Agreement III, Huabei Oilfield Company will transfer and Huabei Petroleum Administration will acquire the remaining reserves of natural gas of Hebei Province Bohai Bay Basin Wenan-Chaheji Oil Field Guxinzhuang and Su 1 South Block.

Consideration

As at the Valuation Reference Date, the value of the remaining reserves of natural gas of Hebei Province Bohai Bay Basin Wenan-Chaheji Oil Field Guxinzhuang and Su 1 South Block is RMB749,018,900. Pursuant to Assets Transfer Agreement III, Huabei Petroleum Administration will pay consideration in cash in the sum of RMB749,018,900, to be adjusted by reference to changes of gain or loss occurring from the Valuation Reference Date to the Closing Date to Huabei Oilfield Company.

Assets Transfer Agreement IV

Parties

Seller : Dagang Oil Field Company

Purchaser : Dagang Oil Field (Group) Co., Ltd.

Assets Transfer

Subject to satisfaction of the conditions precedent under Assets Transfer Agreement IV, Dagang Oil Field Company will transfer and Dagang Oil Field (Group) Co., Ltd. will acquire the remaining reserves of natural gas of Tianjin Municipality Bohai Bay Basin Banqiao Oil Field Bai 8, Bai 6-1 and Ban G1 Block.

Consideration

As at the Valuation Reference Date, the value of the remaining reserves of natural gas of Tianjin Municipality Bohai Bay Basin Banqiao Oil Field Bai 8, Bai 6-1 and Ban G1 Block is RMB94,445,700. Pursuant to Assets Transfer Agreement IV, Dagang Oil Field (Group) Co., Ltd. will pay consideration in cash in the sum of RMB94,445,700, to be adjusted by reference to changes of gain or loss occurring from the Valuation Reference Date to the Closing Date to Dagang Oil Field Company.

Assets Transfer Agreement V

Parties

Seller : Liaohe Oil Field Company

Purchaser : Liaohe Petroleum Exploration Bureau

Assets Transfer

Subject to satisfaction of the conditions precedent under Assets Transfer Agreement V, Liaohe Oil Field Company will transfer and Liaohe Oil Exploration Bureau will acquire the remaining reserves of natural gas of Liaoning Province Bohai Bay Basin Liaohe Depression Shuangtaizi Oil Field Shuang 6 Block.

Consideration

As at the Valuation Reference Date, the value of the remaining reserves of natural gas of Liaoning Province Bohai Bay Basin Liaohe Depression Shuangtaizi Oil Field Shuang 6 Block is RMB271,159,600. Pursuant to Assets Transfer Agreement IV, Liaohe Petroleum Exploration Bureau will pay consideration in cash in the sum of RMB271,159,600, to be adjusted by reference to changes of gain or loss occurring from the Valuation Reference Date to the Closing Date to Liaohe Oil Field Company.

Assets Transfer Agreement VI

Parties

Seller : Changqing Oil Field Company

Purchaser : Changqing Petroleum Exploration Bureau

Assets Transfer

Subject to satisfaction of the conditions precedent under Assets Transfer Agreement VI, Changqing Oil Field Company will transfer and Changqing Petroleum Exploration Bureau will acquire the remaining reserves of natural gas of Shanxi-Inner Mogolia Erdos Basin Jingbian Gas Field’s Northern Natural Gas Shan 224 Well Block Ordovician System Majagou Group Ma V 1 and Ma V 2.

Consideration

As at the Valuation Reference Date, the value of the remaining reserves of natural gas of Shanxi-Inner Mogolia Erdos Basin Jingbian Gas Field’s Northern Natural Gas Shan 224 Well Block Ordovician System Majagou Group Ma V 1 and Ma V 2 is RMB122,205,700. Pursuant to Assets Transfer Agreement IV, Changqing Petroleum Exploration Bureau will pay consideration in cash in the sum of RMB 122,205,700, to be adjusted by reference to changes of gain or loss occurring from the Valuation Reference Date to the Closing Date to Changqing Oil Field Company.

ASSETS TRANSFER CLOSING CONDITIONS

Closing conditions of the above Assets Transfer are as follows:

(a) Transferees shall have completed due diligence in respect of the accumulative recoverable reserves of marketable gas of the gas storage construction business;

(b) Transferors shall have acquired all necessary consents and approvals in respect of the transfer of the remaining reserves of natural gas under the Assets Transfer Agreements;

(c) The representations, warranties and undertakings given by Transferors shall be true, accurate, complete and valid as at the Closing Date.

ASSETS TRANSFER CLOSING

Closing of the Assets Transfer is expected to be on November 30, 2015 or the date on which all the conditions precedent to the closing are satisfied (whichever is later).

The consideration is expected to be paid by Transferees to Transferors within twenty days after the Closing Date.

Information on the Parties

Information on the Group

The Group is principally engaged in petroleum and natural gas-related activities, including:

(a)	the exploration, development, production and sales of crude oil and natural gas;

(b)	the refining, transportation, storage and sales of crude oil and petroleum products;

(c)	the production and sales of basic petrochemical products, derivative chemical products and other petrochemical products; and

(d)	the transmission of natural gas and crude oil and the sales of natural gas.

Information on branch companies of the Company

Xinjiang Oil Field Company, Southwest Oil & Gas Field Company, Huabei Oilfield Company, Dagang Oil Field Company, Liaohe Oil Field Company, and Changqing Oil Field Company are branch companies of the Company which are engaged in the business of exploration and development of oil and gas, collection and transportation of oil and gas and sales of the products of oil and gas.

Information on CNPC

CNPC is a petroleum and petrochemical conglomerate that was formed in the wake of the restructuring launched by the State Council in July 1998 to restructure the predecessor of CNPC, China National Petroleum Company and is also a state-authorised investment corporation and state-owned enterprise. CNPC is an integrated energy corporation with businesses covering oil and gas exploration and development, refining and petrochemical, oil product marketing, oil and gas storage and transportation, oil trading, engineering and technical services and petroleum equipment manufacturing.

Information on Xinjiang Uygur Autonomous Region Petroleum Administration

Xinjiang Uygur Autonomous Region Petroleum Administration is an enterprise engaged in the geological survey of energies and mines, exploitation of crude oil and natural gas, provision of technical services related to the exploitation of oil and gas, refinery of crude oil and production of oil products, wholesale of oil and oil prodcuts, production and supply of running water, treatment and recycling of waste water, generation and supply of power and heat, road cargo transportation, passenger transport, car repair, telecommunication and other information transmission services, construction works, petroleum projects and technical research, testing and development, occupational skills training, petroleum-related professional technical services and testing, project management and planning, survey and design, geological survey technical services, catering, real estate development and operation, property management, off-shore oil and gas projects and on-shore international bidding projects contracting, export and import trade, investment and assets management, pipeline construction and transportation, leasing, advertising, water supply management, sale of agricultural, forestry, animal husbandry and fishery products, recreation industry, landscaping management, manufacture and sale of pressure containers, construction of complete projects for aid to foreign countries and special equipment services and is a state-owned enterprise wholly owned by CNPC.

Information on Sichuan Petroleum Administration

Sichuan Petroleum Administration is an enterprise engaged in the construction and development of oil and gas projects, petrochemical products, telecommunication project design and construction, design and construction of buildings, property management, project investment and management, export and import of goods and technologies, foreign-related economic and technical cooperation, wholesale and retail of commodities, loading and unloading, handling and warehousing services, manufacture and repair/maintenance of mechanical equipment, catering, recreation and accommodation, production of purified water, building construction, agriculture, forestry and fishery, resident services, leasing and business services, scientific research and technical services, and is a state-owned enterprise wholly owned by CNPC.

Information on Huabei Petroleum Administration

Huabei Petroleum Administration is an enterprise engaged in organizing the survey, development, production, construction, processing and comprehensive utilization of oil, gas or other mine reserves discovered by drilling, organizing the sale of crude oil, natural gas products and by-products as required by CNPC, the sale, storage, lease, testing, repair and maintenance of goods, equipment and apparatuses needed for the production and construction of oil fields, the leasing, repair and maintenance of buildings, the survey, drilling technology research, development, consulting, transfer and services of oil, natural gas, coal bed methane wells, geothermal wells and rock salt wells, the export and import of goods and technologies, the installation, repair and testing of power facilities, and is a state-owned enterprise wholly owned by CNPC.

Information on Dagang Oil Field (Group) Co., Ltd.

Dagang Oil Field (Group) Co., Ltd. is an enterprise engaged in technical services for downhole operation, supply (and generation) of power as a sub-supplier, supply of goods, information and telecommunications, property services related to oil fields an mines, public utilities, public welfare, management of retired employees and medical services, and is a state-owned company wholly owned by CNPC.

Information on Liaohe Petroleum Exploration Bureau

Liaohe Petroleum Exploration Bureau is an enterprise mainly engaged in the exploration of crude oil and natural gas reserves and associated resources, crude oil and natural gas products, health and safety projects, cargo and passenger transport, supply of water and power, processing and sale of crude oil and natural gas, exploitation of oil shale and development of coal bed methane, gas supply for urban use and vehicles (all subject to permits and approvals), and the manufacture of petroleum articles, construction materials and pressure containers, repair of vehicles, machinery and equipment, housing lease, technical development and consulting, telecommunications, medical services, culture and education, public utilizes, foreign-related economic cooperation, contracting of off-shore projects and on-shore international bidding projects in the industry, export of equipment and materials needed for off-shore projects, expatriating of engineering, production and service employees to foreign countries, setting up various enterprises, coal briquetting plants and equipment leasing services abroad, providing repair, maintenance and operation services to other oil storage enterprises, and is a state-owned enterprise wholly owned by CNPC.

Information on Changqing Petroleum Exploration Bureau

Changqing Petroleum Exploration Bureau is an enterprise engaged in the exploration and development of natural gas resources, the production, storage ,transportation, processing and sale of crude oil and natural gas products and by-products, the production, processing, repair and sale of petroleum mechanical products and apparatuses and general mechanic products, contracting of off-shore projects, provision of labour and other businesses, and is a state-owned enterprise wholly owned by CNPC.

REASONS FOR THE ASSETS TRANSFER AND BENEFITS TO THE COMPANY

The construction of natural gas storage facilities will meet the gas peak-shaving needs of the Company and is beneficial to the gas production and operation of the Company. By now the construction of six gas storage facilities in Xinjiang Hutubi, Southwestern Xiangguosi, North China Suqiao, Dagang Bannan, Liaohe Shuang 6 and Changqing Shan224 has been completed by CNPC. To ensure the normal operation of these facilities, the Company proposes to transfer the remaining reserves of natural gas covered by the Assets Transfer to CNPC as its foundation Cushion Gas. The transfer by the Company of such remaining reserves of natural gas to the gas storages will help clarify the assets relationship between the Company and CNPC, sort out the settlement relationship, recover cash flow early.

Financial Impact From the Assets Transfer

According to the valuation reports prepared by the Independent Valuer, based on the consideration of RMB3,509,311,900, the Company expects to record a gain before tax of approximately RMB3,509,311,900 in relation to the Assets Transfer. Upon completion of the Assets Transfer, the Company will no longer have any interests in the Target Assets.

Use of Proceeds

It is expected that the net proceeds from the Assets Transfer (after deducting all relevant fees and expenses) will be used for general working capital of the Company and its subsidiaries.

Implications under the Listing Rules

CNPC is the controlling shareholder (as defined in the Listing Rules) of the Company. CNPC is engaged abroad in the exploration and production of crude oil and natural gas as well as in limited production of petrochemical products and retail of refined oil products. Transferees are state-owned enterprises wholly owned by CNPC (except for Dagang Oil Field Group Co., Ltd., which is a state-owned company). Pursuant to the Listing Rules, Transferees are all connected persons of the Company. Therefore the Assets Transfer constitutes a connected transaction of the Company. Since the applicable percentage ratios for the Assets Transfer are more than 0.1% but less than 5%, the Company is only subject to the reporting and announcement requirements and is exempt from the independent shareholders’ approval requirement under the Listing Rules.

The Board (including the independent non-executive directors of the Company) considers that the terms of the Assets Transfer Agreements are on normal commercial terms and are fair and reasonable and in the interests of the Company and its shareholders as a whole. The Assets Transfer has been approved at the seventh meeting of the Board of 2015. Each of Mr. Wang Yilin, Chairman of the Board, Mr. Wang Dongjin, Vice Chairman of the Board, and Directors Mr. Yu Baocai, Mr. Shen Diancheng, Mr. Liu Yaozhen, Mr. Liu Hongbin and Mr. Zhao Zhengzhang, all being Directors connected with CNPC, has abstained from voting. Save as disclosed above, none of the Directors has any material interests in the Assets Transfer.

Information on the method of valuation

As the valuation reports were prepared on a discounted cash flow basis, the principal assumptions adopted in the valuation reports in respect of Asset Transfer by the Independent Valuer are set out as follows:

(1) operation on the basis of set reserves of resources, production mode, production schedule, product mix and exploitation technology and an on-going concern basis;

(2) the mining permit for the relevant block will be renewed and the production and sales of the mine in the coming years will achieve a balance;

(3) the relevant policies, laws and procedures to be followed will be as they are without any material change, and the relevant social, political and economic environments and the exploitation technologies and conditions will also be as they are now without any material change;

(4) impacts caused on the valuation by potential mortgages, security and other rights or any encumbrance and by any additional price payable by any special party under the transaction will not be considered;

(5) there will be no other material impacts caused by force majeure or other unforeseeable factors.

The reasons that the Independent Valuer adopted discounted cash flow basis as the method of valuation are set out as follows:

DCF (Discounted Cash Flow) usually is a method to calculate the current value of an item or asset by discounting cash flow expected to be generated in the future during the life of such item or asset or the current consideration which the entity is willing to pay for anticipated cash flow in the future, and is usually applied in project investment analysis and asset valuation. The DCF as use in asset valuation means deeming the value of an asset as the aggregate present value of net cash flow expected to be generated in the future and take it as the appraised value of such asset. Based on the purposes of the valuation and the specific characteristics of the valuation target, the valuation targets have submitted specific quantities of reserves and have relatively complete financial statements, forecasts of development scale and independent profitability that can be measured and calculated. The future income and risks of the enterprise can be measured by currency. The major technical and economic parameters associated with the development and exploitation of such resources can be determined by reference to design documents. Therefore, the Independent Valuer believes that the information on the target is basically complete and reliable and can meet the requirements of DCF.

Definitions

In this announcement, unless otherwise defined, the following terms shall have the following meanings:

“Assets Transfer”	the transaction whereby Xinjiang Oil Field Company, Southwest Oil & Gas Field Company, Huabei Oilfield Company, Dagang Oil Field Company, Liaohe Oil Field Company and Changqing Oil Field Company of the Company transfer the Target Assets to Xinjiang Uygur Autonomous Region Petroleum Administration, Sichuan Petroleum Administration, Huabei Petroleum Administration Bureau, Dagang Oil Field (Group) Co., Ltd., Liaohe Petroleum Exploration Bureau and Changqing Petroleum Exploration Bureau, respectively

“Assets Transfer Agreements”	collectively the Assets Transfer Agreements entered into by Xinjiang Oil Field Company, Southwest Oil & Gas Field Company, Huabei Oilfield Company, Dagang Oil Field Company, Liaohe Oil Field Company and Changqing Oil Field Company of the Company with Xinjiang Uygur Autonomous Region Petroleum Administration, Sichuan Petroleum Administration, Huabei Petroleum Administration , Dagang Oil Field (Group) Co., Ltd., Liaohe Petroleum Exploration Bureau and Changqing Petroleum Exploration Bureau, respectively, on November 25, 2015 in respect of the Assets Transfer

“Board”	the board of directors of the Company

“Closing Date”	30 November, 2015 or the date on which all the conditions precedent to the Closing are satisfied (whichever is later)

“CNPC”	China National Petroleum Corporation , a state-owned enterprise incorporated under the laws of the PRC, the controlling shareholder of the Company

“Company”	PetroChina Company Limited, a joint stock limited company incorporated in the PRC under the Company Law of the PRC, and listed on the main board of Shanghai Stock Exchange and The Stock Exchange of Hong Kong Limited together with American depository shares listed on the New York Stock Exchange

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong Special Administrative Region, PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited, a wholly owned subsidiary of Hong Kong Exchanges and Clearing Limited

“Independent Valuer”	China Enterprise Appraisals Co., Ltd., Beijing which conducted valuation of the assets for the Assets Transfer

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China

“RMB”	Renminbi, the lawful currency of the PRC

“Target Assets”	the value of the remaining reserves of natural gas of Xinjiang Jungar Basin Hutubi Gas field Hu 2 Well Block, Sichuan Basin Xiangguosi Gas Field Xiang10/18 Well Block, Xiang1/5 Well Block and Xiang 6 Well Block, Hebei Province Bohai Bay Basin Wenan-Chaheji Oil Field Guxinzhuang and Su 1 South Block, Tianjin Municipality Bohai Bay Basin Banqiao Oil Field Bai 8, Bai 6-1 and Ban G1 Block, Liaoning Province Bohai Bay Basin Liaohe Depression Shuangtaizi Oil Field Shuang 6 Block and Shanxi-Inner Mogolia Erdos Basin Jingbian Gas Field’s Northern Natural Gas Shan 224 Well Block Ordovician System Majagou Group Ma V 1 and Ma V 2

“Valuation Reference Date”	June 30, 2015

By order of the Board PetroChina Company Limited Secretary to the Board Wu Enlai

Beijing, the PRC

25 November 2015

As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.